Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2009

Julie A. McGraw
Vice President and Chief Financial Officer
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286

Re: **National Interstate Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed March 12, 2009
    DEF 14A
    Filed March 24, 2009
    File Number: 000-51130

Dear Ms. McGraw:

        We have reviewed your July 13, 2009 response to our June 23, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like. Please identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend the above filing.

Definitive Proxy Statement filed March 24, 2009

Compensation Discussion and Analysis
Specific Elements of Our Compensation Program, page 19

1.   We have reviewed your response to prior comments 6 and 7. You state that your
        annual management bonus awards for 2008 performance are subject to a
        performance condition that was not satisfied as of your fiscal year ended
        December 31, 2008. As discussed in Regulation S-K Compliance and Disclosure
        (C&DI) Question 119.17, you should discuss the annual management bonus
        awards that relate to performance in 2009 in your Compensation Discussion and
        Analysis for your 2010 annual meeting. In addition, your draft disclosure included
        in response to prior comment 7, does not disclose the individual or corporate

Julie A. McGraw
National Interstate Corporation
July 24, 2009
Page 2

       objectives used to determine your named executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

- The corporate and individual performance objectives established for performance in 2009;
- Confirmation that you will discuss the achievement of the objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. For example, if similar to your 2007 performance goals, one of your named executive officers has a shareholder equity target, premium and profitability objective or similar quantifiable target, that specific target or objective should be quantitatively disclosed and, in your proxy statement, you should also disclose the company's or individual's actual specific achievement for that target or objective.

Summary Compensation Table, page 25

2.   We have reviewed your response to prior comment 8. We note your disclosure that all your annual management bonus awards are subject to performance conditions. Based on your disclosure, Regulation S-K C&DI Question 119.17 and Instructions 1 and 2 to Item 402(c)(2)(vii) of Regulation S-K, for your 2010 proxy statement it appears this footnote should separately identify and quantify the amount of bonus paid from each of your bonus awards from your 2004, 2005, 2006, 2007 and 2008 accident years. Based on the information currently available to you, please provide us draft disclosure of the footnote to be included in your 2010 proxy statement that separately identifies and quantifies each bonus payment in which the performance condition has been satisfied during the fiscal year which will end on December 31, 2009.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant